Mail Stop 4561

March 18, 2008

Anil K. Singhal
Chief Executive Officer
Netscout Systems, Inc.
310 Littleton Road
Westford, MA 01886

      Re: Netscout Systems, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2007
              Filed June 4, 2007
              File No. 0-26251

Dear Mr. Singhal:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Mark Kronforst
              Accounting Branch Chief